AB 4/9

13026440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2012 (MM/DD/YY) AND ENDING 01/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ausdal Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Bldg. 220 Main Street
(No. and Street)

Davenport (City) Iowa (State) 52801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, PLC
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road #290N Bettendorf Iowa 52722
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 04 2013
REGISTRATIONS BRANCH
19

[redacted]

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/9

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MICHELLE L. SWINNEY
Commission Number 725993
My Commission Expires
December 16, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

January 31, 2013

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

January 31, 2013

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statements
January 31, 2013
Table of Contents

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of January 31, 2013 and the related statements of income, changes in stockholders' equity, cash flows, and changes in liability subordinated to the claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of January 31, 2013 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 25, 2013

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2013

ASSETS

Cash	$	2,070,224
Receivables:		
Employee/Independent Contractors (Net of $4,036 Allowance)		160,410
Commissions and Fees		518,911
Prepaid Expenses		73,163
Securities Owned:		
Marketable at Market Value		6,120
Not Readily Marketable at Estimated Fair Value		90,000
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $166,623		46,562
Deposits with Clearing Organization		25,000
Total Assets	$	2,990,390

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		465,956
Commissions Payable		809,495
Deferred Revenue		576,734
Deferred Income Tax Liability		18,400
Total Liabilities		1,870,585
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share;		
100,000 Shares Authorized; 21,727 Shares Issued and Outstanding		21,727
Additional Paid in Capital		163,791
Retained Earnings		934,287
Total Stockholders' Equity		1,119,805
Total Liabilities and Stockholders' Equity	$	2,990,390

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Income
For the Year Ended January 31, 2013

Revenue:	
Commissions	$ 24,398,840
Net Unrealized Losses on Investments	(4,710)
Interest and Dividends	2,040
Investment Advisory and Other Fees	5,683,127
Total Revenue	30,079,297
Expenses:	
Salaries and Commissions	27,493,553
Employee Benefits	142,855
Taxes and Licenses	138,775
Office and Equipment Leases	173,920
Office Supplies	37,414
Postage and Delivery	53,726
Printing	594
Advertising	65,145
Dues and Subscriptions	19,683
Auto, Travel, and Entertainment	54,505
Insurance	36,800
Repairs and Maintenance	21,310
Utilities and Telephone	120,879
Depreciation	25,108
Exchange and Clearance Fees	345,460
Regulatory Fees	100,183
Professional Fees	200,893
Interest Expense	3,432
Bad Debt Expense	9,839
Bank Charges	5,359
Managed Account Expenses	37,423
Private Placement Expenses	(2,968)
Software Expense	82,813
Website Hosting	3,168
Charitable Contributions	50
Miscellaneous	25,260
Total Operating Expenses	29,195,179
Net Income Before Income Tax Expense	884,118
Income Tax Expense	351,734
Net Income	$ 532,384

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2013

	Capital Stock Issued	Additional Paid-in Capital	Retained Earnings	Total
Balances at February 1, 2012	$ 21,727	$ 163,791	$ 432,321	$ 617,839
Net Income-Year Ended January 31, 2013	0	0	532,384	532,384
Dividends Paid	0	0	(30,418)	(30,418)
Balances at January 31, 2013	$ 21,727	$ 163,791	$ 934,287	$ 1,119,805

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended January 31, 2013

Cash Flows From Operating Activities:		
Net Income	$	532,384
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		25,108
Net Unrealized Loss on Securities Owned		4,710
Increase in Receivables - Employee/Independent Contractor		(53,554)
Increase in Prepaid Expenses		(39,697)
Decrease in Receivables - Commissions		59,912
Decrease in Allowance for Doubtful Accounts		(2,225)
Increase in Accounts Payable and Accrued Expenses		115,741
Increase in Commissions Payable		165,018
Increase in Deferred Income Tax Liability		9,100
Increase in Deferred Revenue		86,034
Net Cash Provided by Operating Activities		902,531
Cash Flows From Investing Activities:		
Purchase of Equipment		(36,487)
Net Cash Used by Investing Activities		(36,487)
Cash Flows From Financing Activities:		
Dividends Paid		(30,418)
Payments on Subordinated Debt		(121,000)
Net Cash Used by Financing Activities		(151,418)
Net Change in Cash		714,626
Beginning Cash		1,355,598
Ending Cash	$	2,070,224
Supplemental Disclosure of Cash Flow Information		
Cash Paid During The Year for:		
Interest	$	3,432
Income Taxes	$	287,112

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Liability Subordinated to the Claims of General Creditors
For the Year Ended January 31, 2013

Subordinated Borrowings at February 1, 2012	$	121,000
Payments on Subordinated Borrowings During Year Ended January 31, 2013		(121,000)
Subordinated Borrowings at January 31, 2013	$	0

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
January 31, 2013

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Fair Value Measurements

The Fair Value Measurement and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy.

Securities

Investments in marketable securities with readily determinable fair market values and all investments in debt securities are reported at their fair values in the financial statements. Unrealized gains and losses are included in the financial statements. All investment transactions are accounted for as of the trade date.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade - date basis as securities transactions occur. Commissions

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Commissions (Cont'd)

receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $134,067 at January 31, 2013 none of which is guaranteed or insured.

The Company maintains cash deposits in one bank. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At January 31, 2013, the Company's uninsured balance totaled $1,796,186. This bank has a strong credit rating and management believes that the credit risk related to these deposits is minimal.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents, as of January 31, 2013 is $79 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned are presented in the financial statements at fair market or estimated fair market values, and realized and unrealized gains and losses are included in the statement of income.

Note 3 - SECURITIES OWNED (Cont'd)

The Company's securities owned at January 31, 2013 are summarized as follows:

Equity Securities	$	96,120
Money Market Funds		134,067
	$	230,187

The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Note 4 - FAIR VALUE MEASUREMENTS

As discussed in Note 1, the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Note 4 - <u>FAIR VALUE MEASUREMENTS (Cont'd)</u>

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for significant assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below:

<u>Investments</u> – Where quoted prices are available in an active market securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include publicly traded stocks, government and agency bonds and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include emerging-market government bonds, some mortgage and asset backed securities and infrequently traded corporate and municipal bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

Significant assets and liabilities recorded at fair value on a recurring basis:

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2013 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Significant assets and liabilities recorded at fair value on a recurring basis (cont'd):

	Fair Value Measurements as of January 31, 2013 Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments:				
Money market funds and commercial paper	$ 134,067	$ 134,067	$ 0	$ 0
Stocks:				
Equity funds	96,120	6,120	0	90,000
	$ 230,187	$ 140,187	$ 0	$ 90,000

Note 5 - PROPERTY AND EQUIPMENT

At January 31, 2013, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furnitures and Fixtures	$ 65,264
Computers and Other Equipment	147,921
	213,185
Less: Accumulated Depreciation	166,623
Net Property and Equipment	$ 46,562

Note 6 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the officer-stockholders at January 31, 2013, were paid in full on July 31, 2012.

Note 7 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Income tax expense for the year ended January 31, 2013 consisted of the following:

Tax at 35 Percent	$	309,440
State Taxes		60,735
Decrease in Expense Due to Tax Bracket		(18,441)
Total Income Tax Expense	$	351,734

Deferred income taxes consisted of the following at January 31, 2013:

		Current		Noncurrent
Deferred Tax Assets	$	1,600	$	0
Deferred Tax Liabilities		0		$ 20,000
Total	$	1,600	$	20,000

Note 8 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan for employees (SIMPLE) covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $36,519 for year ended January 31, 2013.

Note 9 - LEASE COMMITMENTS

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

Note 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2013, the Company was operating under (k)(2)(i) exemption for mutual fund transactions and a (k)(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $123,480 as of January 31, 2013.

At January 31, 2013, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $672,796 which was $549,316 in excess of its required net capital of $123,480. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.753 to 1.

Note 11 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 12 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 13 - UNCERTAIN TAX POSITIONS

The Company adopted the income standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard had no financial statement effect for the Company. The Company is no longer subject to Federal or State tax examinations for the years prior to 2008.

Note 14 - SUBSEQUENT EVENTS

Management evaluated events and transactions that occurred after the balance sheet date for potential disclosure through March 25, 2013, the date on which the financial statements were available to be issued.

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc. as of and for the year ended January 31, 2013, and have issued our report thereon dated March 25, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 25, 2013

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272

AUSDAL FINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
January 31, 2013

Total Stockholders' Equity from the Statement of Financial Condition		$ 1,119,805
Total Capital and Allowable Subordinated Liabilities		1,119,805
Deductions - Non-Allowable Assets		
Petty Cash	$ 84	
Security Not Readily Marketable, Net of Related Deferred Income Tax Liability	81,600	
Leasehold Improvements, Furniture and Equipment, Net of Accumulated Depreciation	46,562	
Unsecured Receivables	229,724	
Prepaid Expenses	73,163	
Cash on Deposit at CRD	6,096	437,229
Net Capital Before Haircuts on Securities Positions		682,576
Haircuts on Securities		
Trading and Investment Securities		3,599
Net Capital		$ 678,977
Aggregate Indebtedness		
Accounts Payable, Accrued Expenses and Other Liabilities		1,042,690
Commissions Payable		809,495
Total Aggregate Indebtedness		$ 1,852,185
Computation of Minimum Net Capital at 6 2/3% Aggregate Indebtedness		$ 123,480
Minimum Net Capital Requirement of Reporting Broker		$ 123,480
Excess Net Capital		$ 555,497
Net Capital less 10% of Total Aggregate Indebtedness		$ 493,759
Ratio of Aggregate Indebtedness to Net Capital		2.728 to 1

Reconciliation with Company's Computation of Net Capital (included in Part IIA of Form X-17A-5 as of January 31, 2013):

Net Capital as Reported by Company (Unaudited) FOCUS Report	$ 658,935
Audit Adjustment to Accounts Payable	(1,923)
Audit Adjustment to Accrued Income Taxes	31,085
Audit Adjustment to Deferred Income Taxes	(9,100)
Net Capital - January 31, 2013	$ 678,997

AUSDAL FINANCIAL PARTNERS, INC.

SIPC Supplemental Report

For Year Ended January 31, 2013

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments - Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2013, which were agreed to by Ausdal Financial Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Ausdal Financial Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Ausdal Financial Partners, Inc.'s management is responsible for Ausdal Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursements records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the FOCUS reports for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

To the Board of Directors
Ausdal Financial Partners, Inc.
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 25, 2013

AUSDAL FINANCIAL PARTNERS, INC.
Schedule of SIPC Assessment Payments
Year Ended January 31, 2013

	Date Paid	Amount Paid
General Assessment for the Year January 1, 2012 to December 31, 2012		$30,414
Amount Paid with SIPC-6	07/25/12	13,993
Amount Paid with SIPC-7	02/25/12	16,421
Total Assessment Paid for Year Ended January 31, 2013		$30,414